

November 16, 2021

Brandon Dutch Mendenhall
President and Chief Executive Officer
RAD Diversified REIT, Inc.
211 N. Lois Ave.
Tampa, Florida 33609

> **Re: RAD Diversified REIT, Inc.**
> **Post Qualification Amendment on Form 1-A**
> **Filed November 1, 2021**
> **File No. 024-11020**

Dear Mr. Dutch Mendenhall:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post Qualification Amendment on Form 1-A

General

1. We note the statements on your website at https://raddiversified.com that RAD Diversified made a 36.7% annualized return in 2020 and has cleared 35.48% in the past 12 months. We also note your statement that RAD Diversified offers monthly distributions, a 5% bottom-line guarantee. Please reconcile these statements with the disclosure provided in your amended Form 1-A, including your financial statements for the applicable periods. Explain the basis for your statement regarding a 5% bottom line guarantee.

Financial Statements, page F-1

2. We note you appear to have provided interim financial statements for the period ended June 30, 2020. Please provide interim financial statements for the period since

December 31, 2020 as required by Form 1-A. Refer to Items (b)(3)(B) and (b)(5) of Part F/S of Form 1-A for guidance.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Fanni Koszeg, Esq.